================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                               AMC FINANCIAL, INC.
                  (FORMERLY KNOWN AS CITYSCAPE FINANCIAL CORP.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    001642107
--------------------------------------------------------------------------------
                                 (CUSIP number)


                               RUSSELL A. THOMPSON
                               MACKAY SHIELDS LLC
                                9 WEST 57 STREET
                            NEW YORK, NEW YORK 10019
--------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                                OCTOBER 14, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 4 pages)
================================================================================

-----------------------------------|             |-----------------------------|
CUSIP No.  001642107               |  13D/A      |                             |
-----------------------------------|             |-----------------------------|

----------- --------------------------------------------------------------------

    1       NAME OF REPORTING PERSON:      MacKay Shields LLC (f/n/a
                                           MacKay-Shields Financial Corporation)

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [_]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------- ------------------------------------
    4       SOURCE OF FUNDS:                N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]

----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware
--------------------------------------------------------------------------------
  NUMBER OF
    SHARES        7     SOLE VOTING POWER:                            0
            --------------------------------------------------------------------
BENEFICIALLY
  OWNED BY        8     SHARED VOTING POWER:                          0
            --------------------------------------------------------------------
    EACH
 REPORTING        9     SOLE DISPOSITIVE POWER:                       0
            --------------------------------------------------------------------

PERSON WITH      10     SHARED DISPOSITIVE POWER:                     0
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  0
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:       IA
----------- --------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 is filed by MacKay Shields LLC (f/k/a MacKay-Shields Financial Corporation) to amend and supplement the Schedule 13D filed on October 13, 1999 (the "Schedule 13D"), as previously amended on April 13, 2000 ("Amendment No. 1"), and on November 13, 2002 ("Amendment No. 2"), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to the common stock, $0.01 par value, of AMC Financial, Inc. ("AMC"). This filing is for the purpose of reporting a correction in the amount of common stock sold by MacKay Shields LLC as previously described in Amendment No. 2.

         Unless  specifically  amended hereby,  the disclosures set forth in the
Schedule 13D shall remain unchanged.

         ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of Schedule 13D is hereby deleted and replaced in its entirety with the following:

         On Monday, October 14, 2002, MacKay Shields, LLC, as an investment adviser to several client accounts, sold all of the shares of common stock of AMC, an aggregate of 1,953,949 shares of AMC Financial, Inc., at a price of $3.17 per share.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby deleted and replaced in its entirety with the following:

         (a). MacKay Shields does not beneficially own any shares of common stock of AMC Financial, Inc.

         (b). Sole Power to Vote, Direct the Vote of or Dispose of Shares: 0 shares.

         (c).  Recent Transactions:

         On Monday, October 14, 2002, MacKay Shields, LLC, as an investment adviser to several client accounts, sold all of the shares of common stock of AMC, an aggregate of 1,953,949 shares of AMC Financial, Inc., at a price of $3.17 per share.

         (d).  Rights with Respect to Dividends or Sale Proceeds: N/A.

         (e). Date of Cessation of Five Percent Beneficial Ownership: October 14, 2002.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2002


                                        MACKAY SHIELDS LLC



                                             /s/ Russell A. Thompson
                                        ----------------------------------------
                                        By:      Russell A. Thompson
                                        Title:   Chief Compliance Officer